Robert R. Kaplan, Jr. Direct Dial: 804.823.4055 Direct Fax: 804.823.4099 rkaplan@kv-legal.com

January 14, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Stacie Gorman
Division of Corporation Finance
Office of Real Estate and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
GK Investment Property Holdings II, LLC
Offering Statement on Form 1-A
Filed December 13, 2019
File No. 024-11074

Dear Ms. Gorman:

This letter is submitted on behalf of GK Investment Property Holdings II, LLC, a Delaware limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated December 30, 2019 with respect to the Issuer’s Offering Statement on Form 1-A (File No. 024-11074) filed with the Commission on December 13, 2019 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the third amendment of the Offering Statement (the “Third Amendment”) containing changes made for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Third Amendment to the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the Third Amendment to the Offering Statement, along with two redlines marked against the Second Amendment of the Offering Statement. All page references within the Issuer’s responses are to pages of the clean copy of the Third Amendment to the Offering Statement.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Ms. Stacie Gorman
U.S. Securities and Exchange Commission
January 14, 2020

Table IV, page A-5

1.
Please tell us how you calculated median annual leverage percentage for the programs disclosed in Table IV. We may have further comment.

Issuer’s Response: In response to the Staff’s comment, please see the revised Prior Performance Table IV on page A-5 of the Third Amendment. The Issuer elected to remove the median annual leverage line item from Table IV. The Issuer respectfully believes that, given the fact that the Issuer is offering debt securities, and, indeed, will be capitalized 100% with debt, the leverage ratios in prior equity funds do not provide material information to investors in this Offering.

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Robert R. Kaplan, Jr.
Robert R. Kaplan, Jr.

cc:
Gregory Kveton (via electronic mail)
T. Rhys James, Esq. (via electronic mail)
Jingwen (Katherine) Luo, Esq. (via electronic mail)